UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-22446	95-3015862
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Coromar Drive, Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

Thomas Garcia, General Counsel	(805) 967-7611
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
This Form SD has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Deckers is a global leader in designing, marketing and distributing innovative footwear, apparel and accessories. The Company’s portfolio of brands includes UGG®, Teva®, Sanuk®, TSUBO®, Ahnu®, MOZO® and HOKA ONE ONE®. We conducted a reasonable country of origin analysis of our products and found that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”) are found in very few of our product lines, supplied by just six suppliers. Our investigation confirmed that the minerals used by four of these six suppliers were sourced outside of the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Despite Deckers’ due diligence efforts, confirmation of the source of all minerals supplied by two suppliers was not possible to verify. Thus, claims by these two suppliers that all 3TG used in their products were sourced outside of the Covered Countries were not able to be validated by Deckers. Consequently, Deckers has filed a Conflict Minerals Report, attached as Exhibit 1.01 hereto, as required by the Rule.
Item 1.02 - Exhibit
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on our website at www.deckers.com (Investor Information - Corporate Governance).

Section 2 - Exhibits
Item 2.01 - Exhibits
The following exhibit is filed as part of this Form SD.
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DECKERS OUTDOOR CORPORATION

By:	/s/ Thomas Garcia	June 1, 2015
General Counsel